恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED


08004840

Our Ref.: HASE/TL/HL/05393

10th June, 2008

082-01561

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

SEC
Mail Processing
Section

SEP 08 2008

Washington, DC
103

Dear Sirs,

Re: Connected Transactions
– Acquisition of interest in Shatin Town Lot No. 539,
acquisition of interest in No. 39 Conduit Road,
joint venture with connected persons and continuing connected transactions

We enclose for your information a copy of the Company's announcement on 6th June, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

PROCESSED
SEP 12 2008
THOMSON REUTERS

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

CONNECTED TRANSACTIONS

ACQUISITION OF INTEREST IN SHATIN TOWN LOT NO. 539
ACQUISITION OF INTEREST IN NO. 39 CONDUIT ROAD

JOINT VENTURE WITH CONNECTED PERSONS

CONTINUING CONNECTED TRANSACTIONS

The Shatin Transaction

On 6 June 2008, Furnline, Perfect Bright and Kamston entered into the Bright Gold Agreement pursuant to which Kamston agreed to acquire from Lingwood and Fast Gain (as procured by Furnline and Perfect Bright) 100% economic interest represented by the entire ordinary shares in issue in Bright Gold.

The consideration for the acquisition of interest in Bright Gold was agreed amongst the parties to the Bright Gold Agreement after arm's length negotiations and is equal to the amount of the Bright Gold Final Adjusted NAV, with the value of the Shatin Development having been agreed at HK$1,937.39 million, being the Shatin Discounted Development Value less the Shatin Additional Development Costs. The Shatin Discounted Development Value represents the valuation by an independent valuer of the Shatin Development on a completed basis as at 30 May 2008 as discounted by 25%.

On the Bright Gold Completion Date, an amount of approximately HK$548.90 million will be paid in cash as consideration by Kamston to Furnline and Perfect Bright in equal shares (or as they may direct) for acquisition of interest in Bright Gold (which amount is an estimate of the Bright Gold Final Adjusted NAV). Adjustment will be made if the consideration based on the Bright Gold Completion Accounts is different from the amount to be paid on Bright Gold Completion. Such adjustment, if any, is not expected to be material to the Group.

Pursuant to the Bright Gold Agreement, Furnline and Perfect Bright jointly and severally guarantee that upon the expiry of two years from the date the occupation permit(s) in respect of the entire Shatin Development is/are issued, the gross sale price of the Shatin Units sold together with the value of the unsold Shatin Units as at such date valued by an independent valuer shall not be less than HK$3,269.06 million, which represents a 25% premium on the Shatin Discounted Development Value. In the event that the aggregate of the gross sale price of the Shatin Units sold and the value of the unsold Shatin Units falls short of the aforementioned guaranteed amount, Furnline and Perfect Bright shall jointly and severally be liable to pay to Kamston the amount equal to such shortfall.

The Conduit Road Transactions

On 6 June 2008, Jetwin and Sunnice entered into the Deed pursuant to which Jetwin agreed to sell and Sunnice agreed to purchase the B Shares in each of Furnline and Perfect Bright.

The A Shares and the B Shares constitute separate classes of shares and confer on their respective holders different rights and privileges. Upon the B Shares Completion, Sunnice, on becoming the sole holder of the B Shares, shall be entitled to all the income and rewards attributable to and be responsible for all the risks and liabilities associated with the B Assets whereas Jetwin, which will remain as the sole holder of the A Shares, shall be entitled to and be responsible for all residual rights and liabilities associated with the assets (other than the B Assets) in respect of each of Furnline and Perfect Bright.

The B Assets only comprise:

(i) 480,000 shares of HK$10 each in the issued share capital of Washington which are owned as to 50% each by Furnline and Perfect Bright respectively, which together represent 60% of the issued share capital of Washington;
(ii) 30 shares of US$1 each in the issued share capital of Cityline, which are owned as to 50% each by Furnline and Perfect Bright respectively, which together represent 60% of the issued share capital of Cityline; and
(iii) any interest, property or asset at any time representing or derived from or attributable to such shares.

Washington and Cityline, through their respective subsidiaries Carry Express and Nation Sheen, are indirectly interested in the Conduit Road Property, which forms part of the B Assets.

By acquiring the B Shares, Sunnice will upon the B Shares Completion, through its ownership of the B Shares, be interested indirectly in the Attributable 60% Interest.

The consideration payable by Sunnice to Jetwin was agreed between the parties to the Deed after arm's length negotiations and is equal to the amount of the Aggregate Final Adjusted NAV, with the value of the Conduit Road Development having been agreed at HK$2,572.88 million, being the Conduit Road Discounted Development Value less the Conduit Road Additional Development Costs. The Conduit Road Discounted Development Value represents the valuation by an independent valuer of the Conduit Road Development on a completed basis as at 30 May 2008 as discounted by 25%.

On the B Shares Completion Date, an amount of approximately HK$729.66 million will be paid in cash as consideration by Sunnice to Jetwin (which amount is an estimate of the Aggregate Final Adjusted NAV). Adjustment will be made if the consideration based on the Furnline Completion Accounts and the Perfect Bright Completion Accounts is different from the amount to be paid on the B Shares Completion. Such adjustment, if any, is not expected to be material to the Group.

The remaining 40% interest in the issued share capital of Washington is held as to 32% by Mr. Yeung and a company controlled by Mr. Yeung and as to the remaining 8% by the Executors and a company controlled by the Executors.

The remaining 40% interest in the issued share capital of Cityline is held as to 52% by a company controlled by Mr. Yeung and as to the remaining 8% by a company controlled by the Executors. Mr. Yeung is a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company.

In the case of each of Washington and Cityline, shareholders' agreement has been entered into amongst Furnline, Perfect Bright and the Minority Shareholders to regulate the affairs amongst such shareholders. Upon the B Shares Completion, each of Washington and Cityline will therefore become a joint venture between the Group and the Minority Shareholders.

Pursuant to the Deed, Jetwin guarantees that upon the expiry of two years from the date the occupation permit(s) in respect of the entire Conduit Road Development is/are issued, 60% of the gross sale price of the Conduit Road Units sold together with 60% of the value of the unsold Conduit Road Units as at such date valued by an independent valuer shall not be less than HK$2,193.75 million, which represents a 25% premium on the 60% portion of the Conduit Road Discounted Development Value. In the event that the aforesaid aggregate of the gross sale price of the Conduit Road Units sold and the aforesaid value of the unsold Conduit Road Units falls short of the aforementioned guaranteed amount, Jetwin shall be liable to pay to Sunnice the amount equal to such shortfall.

Upon the B Shares Completion, the Group will provide services to Carry Express and/or Nation Sheen by the entering into of the Novated PMA, the Novated Leasing Agent Deed, the Novated Sales Agent Deed and by the novation of interest from Markfaith under the Main Contractor Arrangement.

Listing Rules Implications

<u>Acquisitions</u>

The Shatin Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules as the Group is acquiring interests from companies controlled by the private trust of the family of Dr. Lee.

The Conduit Road Transactions also constitute connected transactions of the Company under Chapter 14A of the Listing Rules as the Group is also acquiring interests from companies controlled by the private trust of the family of Dr. Lee.

Each of the relevant applicable percentage ratios calculated pursuant to Rule 14A.32 of the Listing Rules for the Shatin Transaction together with the Conduit Road Transactions is less than 2.5%, the Shatin Transaction and the Conduit Road Transactions are therefore subject to the reporting and announcement requirements under the Listing Rules.

<u>Joint Venture</u>

As Mr. Yeung and/or his associates are connected persons of the Company under the Listing Rules, the joint venture between the Group and Mr. Yeung and/or his associates (which are parties amongst the Minority Shareholders) will, upon the B Shares Completion, constitute connected transactions of the Company under Chapter 14A of the Listing Rules. It is anticipated that the Group's financial commitment as to such joint venture with Mr. Yeung and/or his associates is to be minimal, having regard to Carry Express/Nation Sheen Bank Loans and/or any further bank loans almost fully financing the Conduit Road Additional

Development Cost, for which no impact on the applicable percentage ratios calculated pursuant to Rule 14A.32 of the Listing Rules is currently expected.

Provision of Services

Each of Carry Express and Nation Sheen is an associate of Mr. Yeung and therefore is a connected person of the Company under the Listing Rules. The Provision of Services by the Group to Carry Express and Nation Sheen, being activities carried out in the ordinary and usual course of business of the Group and expected to continue and extend over a period of time, therefore constitute continuing connected transactions of the Company under the Listing Rules.

As each of the relevant applicable percentage ratios (pursuant to the Listing Rules) represented by the maximum aggregate considerations respectively receivable by member(s) of the Group under such arrangements is on an annual basis less than 2.5%, in accordance with Rule 14A.34 of the Listing Rules, the continuing connected transactions are subject to the reporting and announcement requirements under the Listing Rules.

I. THE SHATIN TRANSACTION

THE BRIGHT GOLD AGREEMENT

Date

6 June 2008

Parties

(i) Furnline
(ii) Perfect Bright
(iii) Kamston

The Acquisition

The Shatin Transaction is an acquisition by the Group of 100% economic interest represented by the entire ordinary shares in issue in Bright Gold. Pursuant to the Bright Gold Agreement, the existing issued shares in Bright Gold held by Lingwood and Fast Gain will be re-designated as non-voting deferred shares in Bright Gold. The holder of such non-voting deferred shares in Bright Gold shall not have the right to vote nor share any profits in Bright Gold and that on a return of assets on winding up, such holder shall not realistically be entitled to the distribution of assets. Upon the Bright Gold Completion, Kamston will become the legal and beneficial owner of the entire ordinary shares in issue in Bright Gold.

Consideration

The consideration for the acquisition of the interest in Bright Gold was agreed amongst the parties to the Bright Gold Agreement after arm's length negotiations and is equal to the amount of the Bright Gold Final Adjusted NAV, with the value of the Shatin Development having been agreed at HK$1,937.39 million, being the Shatin Discounted Development Value less the Shatin Additional Development Costs. The Shatin Discounted Development Value represents the valuation of HK$3,487 million by an independent valuer of the Shatin Development, DTZ Debenham Tie Leung Limited, on a completed basis as at 30 May 2008, as discounted by 25%.

On the Bright Gold Completion Date, an amount of approximately HK$548.90 million will be paid in cash as consideration by Kamston to Furnline and Perfect Bright in equal shares (or as they may direct) for acquisition of interest in Bright Gold (which amount is an estimate of the Bright Gold Final Adjusted NAV).

After the Bright Gold Completion, the Bright Gold Completion Accounts will be prepared and the Bright Gold Final Adjusted NAV will be calculated. If the amount of approximately HK$548.90 million to be paid by the Group on the Bright Gold Completion is more or less than the Bright Gold Final Adjusted NAV, then Furnline and Perfect Bright shall refund the excess to Kamston, or Kamston shall pay the shortfall to Furnline and Perfect Bright (or as they may direct), as the case may be. The Bright Gold Completion Accounts will be prepared and delivered to Kamston as soon as practicable after the Bright Gold Completion and in any event not later than 60 days after the Bright Gold Completion Date. The adjustment will be made on a dollar-to-dollar basis with reference to the Bright Gold Completion Accounts and will be paid in cash within 14 days of the determination of the Bright Gold Final Adjusted NAV. Such adjustment, if any, is not expected to be material to the Group.

Condition to the Bright Gold Completion

Completion of the Bright Gold Agreement is conditional upon consents being obtained from the Bright Gold Lending Banks.

Existing Bank Loans

As at the date of the Bright Gold Agreement, Bright Gold has an aggregate of outstanding principal amount of HK$1,500 million from the Bright Gold Lending Banks under the Bright Gold Bank Loans. Each of the Bright Gold Bank Loans is guaranteed by Henderson Development. Such guarantee will remain in place upon the Bright Gold Completion.

Warranties and indemnities

Customary warranties (including those in relation to title to assets, completion accounts, record keeping and compliance with law and material contracts) have been given by Furnline and Perfect Bright to Kamston pursuant to the Bright Gold Agreement. A tax indemnity deed will, on the Bright Gold Completion, be entered into amongst Furnline, Perfect Bright and Kamston pursuant to which Furnline and Perfect Bright will agree to indemnify Kamston in respect of certain liabilities for taxation, including profits tax, capital duty, stamp duty and generally any other tax, duty or levy relating to Bright Gold occurring before the Bright Gold Completion and certain liabilities for profits tax upon disposal of the Shatin Property.

Guarantee by Furnline and Perfect Bright

Pursuant to the Bright Gold Agreement, Furnline and Perfect Bright jointly and severally guarantee that upon the expiry of two years from the date the occupation permit(s) in respect of the entire Shatin Development is/are issued, the gross sale price of the Shatin Units sold together with the value of the unsold Shatin Units as at such date valued by an independent valuer shall not be less than HK$3,269.06 million, which represents a 25% premium on the Shatin Discounted Development Value. In the event that the aggregate of the gross sale price of the Shatin Units sold and the value of the unsold Shatin Units falls short of the aforementioned guaranteed amount, Furnline and Perfect Bright shall jointly and severally be liable to pay to Kamston the amount equal to such shortfall. Such payment shall be made by Furnline and Perfect Bright in cash within 14 days from the date the valuation has been provided by the independent valuer. As Bright Gold is not part of the B Assets, the holder of the B Shares will not be responsible for such guarantee by Furnline and Perfect Bright.

Bright Gold Completion

The Bright Gold Agreement provides that the Bright Gold Completion shall take place on the Bright Gold Completion Date and the amount of approximately HK$548.90 million will be paid in cash as consideration for the acquisition of the interest in Bright Gold on the Bright Gold Completion Date. Bright Gold will become an indirect wholly-owned subsidiary of the Company upon the Bright Gold Completion.

FURNLINE, PERFECT BRIGHT, LINGWOOD, FAST GAIN, BRIGHT GOLD AND THE SHATIN DEVELOPMENT

Furnline, Perfect Bright, Lingwood and Fast Gain

Each of Furnline, Perfect Bright, Lingwood and Fast Gain is an investment holding company incorporated in the BVI. As at the date of this announcement, Lingwood is wholly-owned by Furnline and Fast Gain is wholly-owned by Perfect Bright and each of Lingwood and Fast Gain holds 50% interest respectively in Bright Gold.

Bright Gold

The principal activity of Bright Gold is property development of the Shatin Development. As disclosed in the latest audited financial statements of Bright Gold as at 30 June 2007, the net liabilities of Bright Gold were approximately HK$1.84 million.

Based on the audited financial statements of Bright Gold, the audited losses before or after taxation for the years ended 30 June 2006 and 2007 were approximately HK$0.15 million and HK$1.58 million respectively. The loss of Bright Gold for the years ended 30 June 2006 and 2007 was principally attributable to Government rent and site management fees. So far as the Company is aware after making reasonable enquiries, the book value of approximately HK$999.74 million represented the historical land cost attributable to the Shatin Development recorded in the books of Bright Gold up to and including 31 December 2007. The original subscription cost of interest in Bright Gold was HK$2.

The Shatin Development

The site of the Shatin Development is located at Sha Tin Town Lot No.539, New Territories, Hong Kong, being a proposed residential development with an estimated Gross Floor Area of approximately 358,048 sq.ft. comprising two blocks of 33-storey highrise residential buildings, four blocks of lowrise residential buildings and ancillary parking spaces and other facilities. The progress of the superstructure building works of the Shatin Development is that the concrete structure of the two blocks of highrise residential buildings is now up to the 23rd floor level and the structure of the four blocks of lowrise residential buildings has not yet started. Based on the current progress of work, the construction work is anticipated to be completed by the end of April 2009. The development costs (including interests capitalised) of the Shatin Development incurred so far are approximately HK$357.3 million and any future development costs will be funded by bank loans.

II. THE CONDUIT ROAD TRANSACTIONS

THE DEED

Date

6 June 2008

Parties

(i) Jetwin
(ii) Sunnice

The Acquisition

Pursuant to the Deed, Jetwin agreed to sell and Sunnice agreed to purchase the B Shares in each of Furnline and Perfect Bright.

The A Shares and the B Shares constitute separate classes of shares and confer on their respective holders different rights and privileges under the memorandum and articles of association of each of Furnline and Perfect Bright. Upon the B Shares Completion, Sunnice, on becoming the sole holder of the B Shares, shall be entitled to all the income and rewards attributable to and be responsible for all the risks and liabilities associated with the B Assets whereas Jetwin, which will remain as the sole holder of the A Shares, shall be entitled to and be responsible for all residual rights and liabilities associated with the assets (other than the B Assets) in respect of each of Furnline and Perfect Bright. Holder of B Shares shall only be entitled to vote on matters in relation to the B Assets and holder of A Shares shall only be entitled to vote on matters in relation to assets other than the B Assets. On a return of capital on liquidation, the B Assets shall be distributed exclusively amongst the holder of the B Shares and all other assets (other than the B Assets) shall be distributed exclusively amongst the holder of the A Shares. A resolution for voluntary liquidation of either Furnline or Perfect Bright has to be passed with consent of the holder of A Shares and the holder of B Shares.

The B Assets only comprise:

(i) 480,000 shares of HK$10 each in the issued share capital of Washington, which are owned as to 50% each by Furnline and Perfect Bright respectively, which together represent 60% of the issued share capital of Washington;

(ii) 30 shares of US$1 each in the issued share capital of Cityline, which are owned as to 50% each by Furnline and Perfect Bright respectively, which together represent 60% of the issued share capital of Cityline; and

(iii) any interest, property or asset at any time representing or derived from or attributable to such shares.

Washington and Cityline, through their respective subsidiaries, Carry Express and Nation Sheen, are indirectly interested in the Conduit Road Property, which forms part of the B Assets.

By acquiring the B Shares, Sunnice will upon the B Shares Completion, through its ownership of the B Shares, be interested indirectly in the Attributable 60% Interest. The investment in Furnline and Perfect Bright will be treated as available-for-sale equity securities in the book of Sunnice and accounted for as a subsidiary in the group accounts of the Company to the extent that the assets and liabilities are attributable to the investment in Furnline and Perfect Bright.

Upon the B Shares Completion, shareholders' agreement will be entered into amongst, inter alios, Jetwin and Sunnice in respect of each of Furnline and Perfect Bright. Each such shareholders' agreement will contain provisions to the effect that the holder(s) of the A Shares and holder(s) of the B Shares shall respectively be responsible for liabilities and entitled to benefits in accordance with their respective share rights under the memorandum and articles of association of each of Furnline and Perfect Bright. Should holder(s) of the A Shares or holder(s) of the B Shares be liable in any manner for any of the liabilities of the other class of shares, holder(s) of the other class of shares shall indemnify such holder(s). Each shareholders' agreement will also contain provisions to the effect that upon the B Shares Completion, the board of directors of that company will pass special board resolutions to form two different board committees. The board of directors of each of Furnline and Perfect Bright shall comprise a total of up to 8 directors. Sunnice, on becoming holder of the B Shares, shall be entitled to appoint up to 4 directors to the board of directors of each of Furnline and Perfect Bright. The board committee comprising the directors appointed by Sunnice will be delegated with powers to deal with all matters relating to the B Assets exclusively while the board committee comprising the other directors appointed by Jetwin will be delegated with powers to deal with all matters other than those relating to the B Assets.

Consideration

The consideration payable by Sunnice to Jetwin was agreed between the parties to the Deed after arm's length negotiations and is equal to the amount of the Aggregate Final Adjusted NAV, with the value of the Conduit Road Development having been agreed at HK$2,572.88 million, being the Conduit Road Discounted Development Value less the Conduit Road Additional Development Costs. The Conduit Road Discounted Development Value represents the valuation of HK$3,900 million by an independent valuer of the Conduit Road Development, DTZ Debenham Tie Leung Limited, on a completed basis as at 30 May 2008, as discounted by 25%.

On the B Shares Completion Date, an amount of approximately HK$729.66 million will be paid in cash as consideration by Sunnice to Jetwin (which amount is an estimate of the Aggregate Final Adjusted NAV).

After the B Shares Completion, the Furnline Completion Accounts and the Perfect Bright Completion Accounts will be prepared and the Aggregate Final Adjusted NAV will be calculated. If the amount to be paid by Sunnice on the B Shares Completion is more or less than the Aggregated Final Adjusted NAV, then Jetwin shall refund the excess to Sunnice, or Sunnice shall pay the shortfall to Jetwin, as the case may be. The Furnline Completion Accounts and the Perfect Bright Completion Accounts will be prepared and delivered to Sunnice as soon as practicable after the B Shares Completion and in any event not later than 60 days after the B Shares Completion Date. The adjustment will be made on a dollar-to-dollar basis with reference to the Furnline Completion Accounts and the Perfect Bright Completion Accounts and will be paid in cash within 14 days of the determination of the Aggregated Final Adjusted NAV. Such adjustment, if any, is not expected to be material to the Group.

Condition to the B Shares Completion

Completion of the Deed is conditional upon consents being obtained from the Carry Express/Nation Sheen Lending Banks.

Existing Carry Express/Nation Sheen Bank Loans

As at the date of the Deed, each of Carry Express and Nation Sheen has an aggregate of outstanding principal amount of HK$446 million and HK$914 million respectively under the Carry Express/Nation Sheen Bank Loans. The Carry Express/Nation Sheen Bank Loans are guaranteed by Henderson Development. Such guarantee will remain in place upon the B Shares Completion.

Warranties and indemnities

Customary warranties (including those in relation to title to assets, completion accounts, record keeping and compliance with law and material contracts in relation to the B Assets) have been given by Jetwin to Sunnice pursuant to the Deed. Tax indemnity deeds will, on the B Shares Completion, be executed by Jetwin in favour of Sunnice pursuant to which Jetwin will agree to indemnify Sunnice in respect of certain liabilities for taxation, including profits tax, capital duty, stamp duty and generally any other tax, duty or levy, relating to the B Assets occurring before the B Shares Completion and certain liabilities for profits tax upon disposal of the Conduit Road Property.

Guarantee by Jetwin

Pursuant to the Deed, Jetwin guarantees that upon the expiry of two years from the date the occupation permit(s) in respect of the entire Conduit Road Development is/are issued, 60% of the gross sale price of the Conduit Road Units sold together with 60% of the value of the unsold Conduit Road Units as at such date valued by an independent valuer shall not be less than HK$2,193.75 million, which represents a 25% premium on the 60% portion of the Conduit Road Discounted Development Value. In the event that the aforesaid aggregate of the gross sale price of the Conduit Road Units sold and the aforesaid value of the unsold Conduit Road Units falls short of the aforementioned guaranteed amount, Jetwin shall be liable to pay to Sunnice the amount equal to such shortfall. Such payment shall be made by Jetwin in cash within 14 days from the date the valuation has been provided by the independent valuer.

B Shares Completion

The Deed provides that the B Shares Completion shall take place on the B Shares Completion Date and the amount of approximately HK$729.66 million will be paid in cash as consideration on the B Shares Completion Date. Washington, Cityline, Carry Express, Nation Sheen and other subsidiaries of Cityline will become non-wholly owned subsidiaries of the Company upon the B Shares Completion.

JOINT VENTURE

The remaining 40% interest in the issued share capital of Washington is held as to 32% by Mr. Yeung and a company controlled by Mr. Yeung and as to the remaining 8% by a director of a subsidiary of the Company jointly with his associate, both in the capacity of executors of an estate (the **"Executors"**) and a company controlled by the Executors.

The remaining 40% interest in the issued share capital of Cityline is held as to 32% by a company controlled by Mr. Yeung and as to the remaining 8% by a company controlled by the Executors. Mr. Yeung is a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company.

In the case of each of Washington and Cityline, shareholders' agreement has been entered into amongst Furnline, Perfect Bright and the Minority Shareholders to regulate the affairs amongst such shareholders in each of Washington and Cityline and the underlying subsidiaries. Upon the B Shares Completion, each of Washington and Cityline will therefore become a joint venture between the Group and Mr. Yeung and/or his associates which are connected persons of the Company under the Listing Rules.

The terms of the shareholders' agreement in respect of each of Washington and Cityline contain provisions which are customary to shareholders' agreement of this type. Any funding required shall be contributed by way of external borrowings or procured by the shareholders in proportion to their respective shareholdings in the respective company. In the case of the shareholders' agreement in respect of Cityline, there are provisions to the effect that if there remain any unsold Conduit Road Units owned by Nation Sheen after the expiry of 5-year period from the issuance of the Certificate of Compliance, the unsold Conduit Road Units shall be divided amongst the shareholders of Cityline according to values of such Conduit Road Units and in proportion to their respective shareholdings in Cityline.

Given that the Carry Express/Nation Sheen Bank Loans and/or any further bank loans finance the Conduit Road Additional Development Cost to almost full extent, so far as the aforesaid joint venture is concerned, the Group's financial commitment under the terms of the shareholders' agreement in respect of each of Washington and Cityline is anticipated to be minimal.

JETWIN, FURNLINE, PERFECT BRIGHT, WASHINGTON, CITYLINE, CARRY EXPRESS AND NATION SHEEN

Jetwin

Jetwin is an investment holding company incorporated in the BVI which as at the date of this announcement beneficially owns all the issued shares in each of Furnline and Perfect Bright.

Furnline and Perfect Bright

Each of Furnline and Perfect Bright is an investment holding company incorporated in the BVI. As at the date of this announcement, Furnline is beneficially interested in 30% of the issued share capital of Washington and 30% in the issued share capital of Cityline and Perfect Bright is beneficially interested in 30% of the issued share capital of Washington and 30% in the issued share capital of Cityline.

As the holder of the B Shares will be entitled to all the income and rewards attributable to the B Assets, please refer to the net liability or net asset value of Washington, Cityline, Carry Express and Nation Sheen (as the case may be) in the sub-sub-sections headed "Washington and Cityline" and "Carry Express and Nation Sheen" below.

Washington and Cityline

Washington is an investment holding company incorporated in Hong Kong. Cityline is an investment holding company incorporated in the BVI. Each of Washington and Cityline is owned as to 30% by Furnline, 30% by Perfect Bright and 40% by the Minority Shareholders.

Based on the consolidated financial statements of Washington, the loss before taxation and loss after taxation for each of the years ended 31 March 2006 and 2007 were approximately HK$0.03 million which was mainly attributable to administrative expenses. The net liability of Washington as at 31 March 2007 was HK$8.7 million on the entity level and HK$3.9 million on the consolidated level.

Based on the consolidated financial statements of Cityline, the profit before taxation and profit after taxation for the years ended 30 June 2006 and 2007 were approximately HK$52.6 million and approximately HK$92.4 million respectively, the profits of which were mainly attributable to the write-back of provision for property under development. The net liability of Cityline as at 30 June 2007 was HK$0.08 million on the entity level and HK$50 million on the consolidated level.

Carry Express and Nation Sheen

The principal activities of both Carry Express and Nation Sheen are the joint development of the Conduit Road Development.

Based on the audited financial statements of Carry Express, the audited loss before taxation and loss after taxation for each of the years ended 31 March 2006 and 2007 was HK$0.02 million which was mainly attributable to administrative expenses. The net asset value of Carry Express as at 31 March 2007 was HK$4.9 million.

Based on the audited financial statements of Nation Sheen, the audited loss before and after taxation for the year ended 30 June 2006 was HK$7.8 million and the audited profit before and after taxation for the year ended 30 June 2007 was HK$92.6 million. The loss of Nation Sheen for the year ended 30 June 2006 was mainly attributed by the provision for impairment in value of properties under development and the profits of Nation Sheen for the year ended 30 June 2007 was arising from the write-back of prior years' provisions due to the changes in property market. The net liability of Nation Sheen as at 30 June 2007 was HK$1.4 million.

Ownership

The Conduit Road Property is held by Carry Express and Nation Sheen as tenants in common as to 6,075 equal undivided 10,000th parts or shares of and in the Conduit Road Property vested in Carry Express and as to the remaining 3,925 equal undivided 10,000th parts or shares of and in the Conduit Road Property vested in Nation Sheen.

Joint Redevelopment Agreement

The Joint Redevelopment Agreement was entered into between Carry Express and Nation Sheen to make provisions for the joint development of the Conduit Road Property which provided that upon completion of the Conduit Road Development, Conduit Road Units shall be allocated and divided between Carry Express and Nation Sheen in the proportion of 60.75:39.25 by reference to the Gross Floor Area and the then current market values of the Conduit Road Units. Carry Express currently intends to hold the Conduit Road Units to be allocated to it for long term investment purposes. Nation Sheen currently intends to sell the Conduit Road Units to be allocated to it.

Brief Description of the Conduit Road Development

The Conduit Road Development is a residential development with estimated Gross Floor Area of approximately 229,255 sq.ft. comprising a single block of 46-storey residential building with 6-storey podium carpark, 1-storey club house and 39-storey residential floors.

The Conduit Road Development provides 66 residential units, 104 car parking spaces and 10 motor cycle parking spaces.

Progress of the Works

As at the date of the Deed, the concrete structure of the building has been completed up to roof level. Curtain wall, external wall finishes, building services installation and internal plastering works, are approximately 25% completed.

Based on the current progress of work, the construction work is anticipated to be completed by the end of March 2009. The development costs (including interests capitalised) of the Conduit Road Development incurred so far, recorded in the book of each of Nation Sheen and Carry Express were approximately HK$280.48 million and HK$217.14 million respectively.

So far as the Company is aware after making reasonable enquiries, the book value of approximately HK$786.64 million represented the historical land cost attributable to the Conduit Road Development recorded in the books of Carry Express and Nation Sheen up to and including 31 December 2007. The original subscription cost of interest in B Shares in each of Furnline and Perfect Bright was US$1.

HOLDING STRUCTURE

The holding structure of the relevant companies upon the B Shares Completion is shown in the diagram below:



Sunnice
B Shares
Furnline
(Note)
Perfect Bright
(Note)
Minority Shareholders
30%
30%
40%
30%
30%
40%
Washington
Cityline
100%
indirectly 100%
Carry Express
Nation Sheen
6,075/10,000th shares
3,925/10,000th shares
Conduit Road
Property

Note: A shares in each of Furnline and Perfect Bright are wholly-owned by Jetwin.

III. REASONS FOR AND BENEFITS OF THE SHATIN TRANSACTION, THE CONDUIT ROAD TRANSACTIONS AND THE JOINT VENTURE

The Board considered that the Shatin Transaction and the Conduit Road Transactions would increase the Group's land bank portfolios in Hong Kong. As one of the Company's principal activities is property development, the Shatin Transaction and the Conduit Road Transactions will increase proceeds from the sale of properties in view of the rising property price resulting from satisfactory property market performance. As a result of commercial negotiation, the Board also considered that the 25% Discount is attractive as the Group is entering into the Shatin Transaction and the Conduit Road Transactions at a discount to the valuation by an independent valuer of the Shatin Development and the Conduit Road Development.

Having considered the 25% Discount and the 25% Guarantee Premium, the Directors (including the independent non-executive Directors) considered that the respective terms of the Shatin Transaction, the Conduit Road Transactions and of the joint venture with the Minority Shareholders upon the B Shares Completion were fair and reasonable, on normal commercial terms and in the interests of the Company and the shareholders of the Company as a whole.

The Shatin Transaction and the Conduit Road Transactions will be funded by the internal resources of the Group.

IV. IMPLICATIONS OF THE LISTING RULES

THE SHATIN TRANSACTION

As at the date of this announcement, so far as the Directors are able to ascertain after making reasonable enquiries, both Furnline and Perfect Bright are companies indirectly controlled by the private trust of the family of Dr. Lee. Accordingly, Furnline and Perfect Bright are connected persons of the Company under the Listing Rules and the Shatin Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As Bright Gold will become an indirect wholly-owned subsidiary of the Company upon the Bright Gold Completion, the property management agreement entered into between HREAL, a wholly-owned subsidiary of the Company, and Bright Gold on 6 July 2007 in relation to the appointment of the project manager, sales manager and building manager of the Shatin Development and the prime cost contract entered into between Heng Lai Construction Company Limited, a wholly-owned subsidiary of the Company, and Bright Gold on 6 July 2007 in relation to the appointment of the main contractor of the Shatin Development as announced on 6 July 2007, will therefore cease to be continuing connected transactions of the Company.

THE CONDUIT ROAD TRANSACTIONS

As at the date of this announcement, so far as the Directors are able to ascertain after making reasonable enquiries, Jetwin is a company indirectly controlled by the private trust of the family of Dr. Lee. Accordingly, Jetwin is a connected person of the Company under the Listing Rules and the Conduit Road Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

ANNOUNCEMENT REQUIREMENT

As each of the relevant percentage ratios calculated pursuant to Rule 14A.32 of the Listing Rules for the Shatin Transaction together with the Conduit Road Transactions is less than 2.5%, the Shatin Transaction together with the Conduit Road Transactions are subject to the reporting and announcement requirements under the Listing Rules.

THE JOINT VENTURE

Mr. Yeung and/or his associates are connected persons of the Company under the Listing Rules. Upon the B Shares Completion, the joint venture with Mr. Yeung and/or his associates (which are parties amongst the Minority Shareholders) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. It is anticipated that the Group's financial commitment as to such joint venture with Mr. Yeung and/or his associates is to be minimal, having regard to Carry Express/Nation Sheen Bank Loans and/or any further bank loans almost fully financing the Conduit Road Additional Development Cost, for which no impact on the applicable percentage ratios calculated pursuant to Rule 14A.32 of the Listing Rules is currently expected.

V. PROVISION OF SERVICES

NOVATION OF PROJECT MANAGEMENT AGREEMENT

It is a term of the Deed that upon the B Shares Completion, the Project Management Agreement shall be novated by HDAL to HREAL so that with effect from the B Shares Completion, HREAL shall substitute HDAL as the project manager of the Conduit Road Development and will assume all obligations and will receive all benefits under the Novated PMA.

The principal terms of the Novated PMA will be as follows:

Parties

(1) Carry Express and Nation Sheen, together as owners; and
(2) HREAL as project manager.

Subject matter of the Novated PMA

Scope of services

The services required to be provided by HREAL pursuant to the Novated PMA include full project management services for the Conduit Road Development.

Service period

The appointment of HREAL shall, unless otherwise terminated by the parties in accordance with the Novated PMA, end on the expiry of one year from the date of the Certificate of Compliance.

Project Management Fee

A Project Management Fee of 2.25% of the actual construction costs, which was determined with reference to the prevailing market rate, is to be paid on a half yearly basis. On the assumption that the actual outstanding construction costs required to complete the Conduit Road Development from the date of the B Shares Completion equals the Conduit Road Additional Development Costs (exclusive of the Project Management Fee and such other finance costs), the Project Management Fee is estimated to be approximately HK$7 million from the date of the Novated PMA.

NOVATION AND AMENDMENT OF DEED OF APPOINTMENT OF LEASING AGENT

It is a term of the Deed that upon the B Shares Completion, the Deed of Appointment of Leasing Agent shall be novated by HDAL to HREAL and amended so that with effect from the B Shares Completion, HREAL shall substitute HDAL as the leasing and marketing agent of Carry Express in respect of Conduit Road Units allocated to Carry Express under the Conduit Road Development and will assume all obligations and will receive all benefits under the Novated Leasing Agent Deed.

The principal terms of the Novated Leasing Agent Deed will be as follows:

Parties

(1) Carry Express; and
(2) HREAL as leasing and marketing agent.

Subject matter of the Novated Leasing Agent Deed

Scope of services

The services required to be provided by HREAL pursuant to the Novated Leasing Agent Deed include leasing and marketing services in respect of such Conduit Road Units or such parts of the Conduit Road Development to be allocated to Carry Express which are intended to be offered for lease by Carry Express.

Service period

The term of appointment of HREAL shall be three years commencing from the date of the issuance of Certificate of Compliance or the date of the first initial lease of any Conduit Road Units to the public (whichever shall be the earlier), unless otherwise terminated by the parties in accordance with the Novated Leasing Agent Deed.

Leasing Agency Fee

(i) an administration fee of 1% per annum on gross rental income recognised by Carry Express, which was determined with reference to the prevailing market rate;

(ii) one month's rental or licence fee in respect of any new letting agreement through HREAL for a term of not less than two (2) years;

(iii) half month's rental or licence fee in respect of any renewal of letting agreement through HREAL for a term of not less than two (2) years; and

(iv) in case any sub-leasing agent is engaged by HREAL, half month's rental or licence fee in respect of any new letting agreement entered into by Carry Express through the sub-leasing agent for a term of not less than two (2) years, or in respect of any renewal of letting agreement through the sub-leasing agent for a term of not less than two (2) years, a quarter of the monthly rental or licence fee and the fee of such sub-leasing agent,

such rental or licence fee, which was determined with reference to the prevailing market rate, shall be payable within fourteen (14) days from the date of signing of such letting agreements. The aggregate Leasing Agency Fee is currently estimated to be in the region of HK$9.7 million.

NOVATION AND AMENDMENT OF DEED OF APPOINTMENT OF SALES AGENT

It is a term of the Deed that upon the B Shares Completion, the Deed of Appointment of Sales Agent shall be novated by HDAL to HREAL so that with effect from the B Shares Completion, HREAL shall substitute HDAL as the sales and marketing agent of Nation Sheen in respect of Conduit Road Units allocated to Nation Sheen under the Conduit Road Development and will assume all obligations and will receive all benefits under the Novated Sales Agent Deed.

The principal terms of the Novated Sales Agent Deed will be as follows:

Parties

(1) Nation Sheen; and
(2) HREAL as sales and marketing agent.

Subject matter of the Novated Sales Agent Deed

Scope of services

The services required to be provided by HREAL pursuant to the Novated Sales Agent Deed include sales and marketing services in respect of the sale of such parts or Conduit Road Units of the Conduit Road Development allocated to Nation Sheen which are intended to be offered for sale by Nation Sheen.

Service period

The term of appointment of HREAL shall be three years commencing from the date of the issuance of Certificate of Compliance or the date of the first initial sale of any Conduit Road Units to the public (whichever shall be the earlier), unless otherwise terminated by the parties in accordance with the Novated Sales Agent Deed.

Sales Agency Fee

A Sales Agency Fee of 1% of the gross sale proceeds for such Conduit Road Units, which was determined with reference to the prevailing market rate, received from the purchasers by Nation Sheen to be payable within fourteen (14) days from the date of completion of the sale and purchase agreements.

The aggregate Sales Agency Fee is currently estimated to be in the region of HK$17 million.

MAIN CONTRACTOR ARRANGEMENT

Rocky Mount Joint Venture has been appointed as main contractor of the Development pursuant to the contractual terms by way of a successful bid for the tender invitation from Carry Express and Nation Sheen. The architect of the Conduit Road Development issues interim certificates periodically during the construction period of the Conduit Road Development to certify the amounts payable by Carry Express and Nation Sheen for the construction works.

Rocky Mount Joint Venture is an unincorporated joint venture formed between Heng Shung and Markfaith to act as main contractor of the Conduit Road Development and is owned as to 20% by Heng Shung and as to 80% by Markfaith.

It is a term of the Deed that upon the B Shares Completion, Markfaith's partnership share in Rocky Mount Joint Venture acting in the capacity of main contractor shall be novated to HIPA, a wholly-owned subsidiary of the Company. Upon such novation, the Group will own 100% interest in the Rocky Mount Joint Venture at no cost.

The principal terms of the Main Contractor Arrangement are as follows:

Parties

(1) Carry Express and Nation Sheen as owners; and
(2) Rocky Mount Joint Venture as main contractor.

Subject matter of the arrangement

Scope of Services

Rocky Mount Joint Venture has been appointed as the main contractor to construct, complete and procure the construction and completion of the Conduit Road Development.

Term of appointment

Subject to early determination by the parties thereto, the term of appointment of Rocky Mount Joint Venture as main contractor for the Conduit Road Development shall be up to the completion of the construction of the Conduit Road Development. As the construction works of the Conduit Road Development are anticipated to be completed by the end of March 2009, it is expected that the residual tenure of such appointment will not exceed three years.

Main Contractor Fee

The aggregate Main Contractor Fee for the outstanding construction works of the Conduit Road Development during the residual tenure of such appointment from the date of this announcement is estimated to be in the region of HK$84.47 million, which amount is to be certified by the architect of the Conduit Road Development periodically for payment by Carry Express and Nation Sheen to Rocky Mount Joint Venture.

BASIS OF CONSIDERATION AND ANNUAL CAPS

Basis of consideration for the Fees

The Fees and the estimation of the amounts of the Fees payable to the Group were determined on an arm's length basis and are no less favourable to the Group than the rates paid by other developers with regard to services rendered for similar developments.

Annual caps

It is anticipated that the annual aggregate amount receivable by members of the Group for each of the three years commencing from June 2008 shall not exceed:-

(a) for the Project Management Fee under the Novated PMA, HK$10 million;

(b) for the Leasing Agency Fee under the Novated Leasing Agent Deed, HK$15 million;

(c) for the Sales Agency Fee under the Novated Sales Agent Deed, HK$30 million; and

(d) for the Main Contractor Fee, HK$120 million.

The respective anticipated annual caps were determined by taking into account factors including the following:

1. the estimation of future development costs and the saleable gross floor area together with reference to the prevailing market rates;

2. the expected date for completion of the Conduit Road Development;

3. potential fluctuations with regard to all estimated costs and the sales proceeds as well as a buffer thereof; and

4. the amounts receivable by members of the Group under similar arrangements on an annual basis.

REASONS FOR AND BENEFITS OF ENTERING INTO THE NOVATED PMA, NOVATED LEASING AGENT DEED, NOVATED SALES AGENT DEED AND NOVATION OF INTEREST FROM MARKFAITH UNDER THE MAIN CONTRACTOR ARRANGEMENT

The Provision of Services are transactions carried out as part of the usual and ordinary course of the business activities of the Group.

The Directors (including the independent non-executive Directors) approving the entering into of the Novated PMA, the Novated Leasing Agent Deed, the Novated Sales Agent Deed, the novation of interest from Markfaith under the Main Contractor Arrangement and proposed transactions contemplated thereunder are of the view that the terms thereof, as negotiated amongst the parties thereto on an arm's length basis, are on normal commercial terms, fair and reasonable and in the best interest of the Company and its shareholders as a whole.

RELATIONSHIP WITH CARRY EXPRESS AND NATION SHEEN AND CONTINUING CONNECTED TRANSACTIONS

HREAL, HIPA and Heng Shung are wholly-owned subsidiaries of the Company.

Each of Carry Express and Nation Sheen is an associate of Mr. Yeung and therefore is a connected person of the Company under the Listing Rules.

The Provision of Services, which are to be carried out in the ordinary and usual course of business of the Group and expected to continue and extend over a period of time, constitute continuing connected transactions of the Company under the Listing Rules.

As each of the relevant applicable percentage ratios (pursuant to the Listing Rules) represented by the maximum aggregate considerations respectively receivable by member(s) of the Group under such arrangements is on an annual basis less than 2.5%, in accordance with Rule 14A.34 of the Listing Rules, the continuing connected transactions are only subject to the reporting and announcement requirements and exempted from the independent shareholders' approval requirements of the Listing Rules.

Details of the continuing connected transactions will be disclosed in the next published annual report and accounts of the Company. The Company will observe the annual review and other requirements as regards continuing connected transactions under the Listing Rules, as and when applicable, from time to time.

VI. INFORMATION RELATING TO THE GROUP

The principal business activities of the Group are property development and investment, project management, construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. The principal activities of HREAL are project management and real estate sales and agency services.

DEFINITIONS

"25% Discount"

(i) the 25% discount to the valuation by an independent valuer of the Shatin Development as reflected in the Shatin Discounted Development Value; and

(ii) the 25% discount to the valuation by an independent valuer of the Conduit Road Development as reflected in the Conduit Road Discounted Development Value

"25% Guarantee Premium"

(i) the guarantee given by Furnline and Perfect Bright as more particularly described in the sub-sub-section headed "Guarantee by Furnline and Perfect Bright" under the sub-section headed "The Bright Gold Agreement" under the section headed "I. The Shatin Transaction" of this announcement; and

(ii) the guarantee given by Jetwin as more particularly described in the sub-sub-section headed "Guarantee by Jetwin" under the sub-section headed "The Deed" under the section headed "II. The Conduit Road Tranasctions" of this announcement

"A Shares"

all issued 'A' shares of US$1 each in the share capital of Furnline or Perfect Bright (as the case may be) which are beneficially owned by Jetwin

"Aggregate Final Adjusted NAV"

the net tangible asset value of Furnline plus the net tangible asset value of Perfect Bright, in each case attributable to the B Assets only, as shown in the respective unaudited balance sheet of Furnline and Perfect Bright (as equity accounted for in such accounts) as at the B Shares Completion Date as adjusted by replacing the value of the interests in such part of the Conduit Road Property owned by Carry Express with HK$1,563.02 million in the accounts of Carry Express and by replacing the value of the interests in such part of the Conduit Road Property owned by Nation Sheen with HK$1,009.86 million in the accounts of Nation Sheen, the aggregate of which being HK$2,572.88 million, representing the Conduit Road Discounted Development Value less the Conduit Road Additional Development Costs

"associate"	has the meaning ascribed to it under the Listing Rules
"Attributable 60% Interest"	60% of the Conduit Road Property/Conduit Road Development attributable to the interest indirectly owned by Jetwin before the completion of the transactions contemplated by the Deed
"B Assets"	has the meaning given to it under the sub-sub-section headed "The Acquisition" under the sub-section headed "The Deed" under the section headed "II. The Conduit Road Transactions" of this announcement
"B Shares"	all 'B' shares of US$1 each in the issued share capital of Furnline or Perfect Bright (as the case may be) which will, upon the B Shares Completion, be acquired by Sunnice
"B Shares Completion"	completion of the acquisition under the Deed
"B Shares Completion Date"	13 June 2008 (or such other date as may be agreed between the parties to the Deed) and in any event not later than 31 July 2008, on which the B Shares Completion shall take place
"Board"	the board of Directors
"Bright Gold"	Bright Gold Limited, a company incorporated in Hong Kong with limited liability and is owned by Fast Gain as to 50% and Lingwood as to 50%
"Bright Gold Agreement"	the agreement dated 6 June 2008 entered into amongst Furnline, Perfect Bright and Kamston in relation to the Shatin Transaction
"Bright Gold Bank Loans"	the several banking facilities for an aggregate principal amount of up to HK$1,500 million with Bright Gold as the borrower, each of the Bright Gold Lending Banks as the lender and Henderson Development as the guarantor
"Bright Gold Completion"	completion of the acquisition under the Bright Gold Agreement
"Bright Gold Completion Accounts"	the unaudited accounts of Bright Gold comprising the profit and loss accounts for the period from 1 July 2007 to the Bright Gold Completion Date and the balance sheet as at the Bright Gold Completion Date
"Bright Gold Completion Date"	13 June 2008 (or such other date as may be agreed amongst the parties to the Bright Gold Agreement) and in any event not later than 31 July 2008, on which the Bright Gold Completion shall take place

"Bright Gold Final Adjusted NAV"	the net tangible asset value of Bright Gold as shown in its unaudited balance sheet as at the Bright Gold Completion as adjusted by replacing the value of the interests in the Shatin Property with HK$1,937.39 million, being the Shatin Discounted Development Value less the Shatin Additional Development Costs
"Bright Gold Lending Banks"	Oversea-Chinese Banking Corporation Limited, Hong Kong Branch, Bangkok Bank Public Company Limited, Hong Kong Branch and Wing Lung Bank, Limited
"BVI"	British Virgin Islands
"Carry Express"	Carry Express Investment Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Washington
"Carry Express/ Nation Sheen Bank Loans"	the several banking facilities for an aggregate principal amount of up to HK$1,360 million with Carry Express and Nation Sheen as the borrowers, each of the Carry Express/Nation Sheen Lending Banks as the lender and Henderson Development as the guarantor
"Carry Express/ Nation Sheen Lending Banks"	Sumitomo Mitsui Banking Corporation, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Hong Kong Branch, Commonwealth Bank of Australia and DBS Bank Limited, Hong Kong Branch
"Certificate of Compliance"	the certificate to be issued by the relevant government authority to the effect that all the positive obligations of the owners in relation to the Conduit Road Property under the government grant have been fulfilled
"Cityline"	Cityline Venture Limited, a company incorporated in the BVI
"Company"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Conduit Road Additional Development Costs"	approximately HK$352.12 million, being the estimated construction costs as agreed between the parties to the Deed required to be further incurred by Carry Express and Nation Sheen to complete the Conduit Road Development
"Conduit Road Development"	a residential development with estimated Gross Floor Area of approximately 229,255 sq.ft. comprising a residential building, carpark and club house constructed or to be constructed on the Conduit Road Property

"Conduit Road Discounted Development Value"	HK$2,925 million, representing a 25% discount to the valuation by an independent valuer of the Conduit Road Development on a completed basis as at 30 May 2008
"Conduit Road Property"	all those pieces or parcels of land respectively registered in the Land Registry of Hong Kong as Section A and the Remaining Portion of Inland Lot No.7898, and the messuages, erections and buildings thereon (if any) now known as namely No.39 Conduit Road
"Conduit Road Residential Units"	Conduit Road Units which are designated for residential or domestic purposes only
"Conduit Road Transactions"	the transactions contemplated under the Deed in relation to the acquisition of the B Shares by Sunnice in each of Furnline and Perfect Bright
"Conduit Road Units"	any of the units or other spaces and rights of and in any part of the Conduit Road Development
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Deed"	the deed dated 6 June 2008 entered into between Jetwin and Sunnice in relation to the Conduit Road Transactions
"Deed of Appointment of Leasing Agent"	the deed of appointment of leasing and marketing agency dated 18 September 2007 entered into between Carry Express and HDAL
"Deed of Appointment of Sales Agent"	the deed of appointment of sales and marketing agency dated 18 September 2007 entered into between Nation Sheen and HDAL
"Directors"	the directors of the Company
"Dr. Lee"	Dr. the Hon. Lee Shau Kee, the chairman of the Board and an executive Director
"Executors"	has the meaning given to it under the sub-section headed "Joint Venture" under the section headed "II. The Conduit Road Transactions" of this announcement
"Fast Gain"	Fast Gain Investments Limited, a company incorporated in the BVI, directly wholly-owned by Perfect Bright and indirectly controlled by the private trust of the family of Dr. Lee
"Fees"	Project Management Fee, Leasing Agency Fee, Sales Agency Fee and Main Contractor Fee

"Furnline"	Furnline Limited, a company incorporated in the BVI and indirectly controlled by the private trust of the family of Dr. Lee
"Furnline Completion Accounts"	the unaudited accounts of Furnline comprising the balance sheet as at the B Shares Completion Date attributable to the B Assets, as equity accounted for in such accounts
"Gross Floor Area"	in relation to a development the area determined at any given time to be saleable with the inclusion of its apportioned share of common or service areas used in common for the development as a whole and also those areas used for ancillary purposes in relation to the management and care-taking of the development (excluding area of any parking spaces)
"Group"	the Company and its subsidiaries
"HDAL"	Henderson Development Agency Limited, a company incorporated in Hong Kong and indirectly controlled by the private trust of the family of Dr. Lee
"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability, a substantial shareholder of the Company
"Heng Shung"	Heng Shung Construction Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"HIPA"	Henderson Investment Property Agency Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"HREAL"	Henderson Real Estate Agency Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Jetwin"	Jetwin International Limited, a company incorporated in the BVI and indirectly controlled by the private trust of the family of Dr. Lee
"Joint Redevelopment Agreement"	the joint redevelopment agreement dated 18 September 2007 and entered into between Carry Express and Nation Sheen in relation to joint redevelopment of the Conduit Road Property
"Kamston"	Kamston Investment Limited, a company incorporated in the BVI and an indirect wholly-owned subsidiary of the Company

"Leasing Agency Fee"	the fees payable to HREAL pursuant to the Novated Leasing Agent Deed
"Lingwood"	Lingwood Group Limited, a company incorporated in the BVI, directly wholly-owned by Furnline and indirectly controlled by the private trust of the family of Dr. Lee
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Main Contractor Arrangement"	the appointment of the Rocky Mount Joint Venture as the main contractor of the Conduit Road Development as described under the sub-section headed "Main Contractor Arrangement" under the section headed "V. Provision of Services"
"Main Contractor Fee"	the fees payable to Rocky Mount Joint Venture pursuant to Main Contractor Arrangement which is exclusive of the obligations to make direct payment to the nominated sub-contractors of the Conduit Road Development by Carry Express and Nation Sheen
"Markfaith"	Markfaith Investment Limited, a company incorporated in Hong Kong and indirectly controlled by the private trust of the family of Dr. Lee
"Minority Shareholders"	(i) in respect of Washington, means Mr. Yeung, a company controlled by Mr. Yeung, the Executors and a company controlled by the Executors, which together own 40% of the issued share capital of Washington (ii) in respect of Cityline, means a company controlled by Mr. Yeung and a company controlled by the Executors, which together own 40% of the issued share capital of Cityline
"Mr. Yeung"	Yeung Sai Hong, a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company
"Nation Sheen"	Nation Sheen Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of Cityline
"Novated Leasing Agent Deed"	the Deed of Appointment of Leasing Agent as to be novated and amended by a novation and supplemental deed to be entered into amongst Carry Express, HDAL and HREAL on the B Shares Completion
"Novated PMA"	the Project Management Agreement as to be novated and amended by a novation and supplemental deed to be entered into amongst Nation Sheen, Carry Express, HDAL and HREAL on the B Shares Completion

"Novated Sales Agent Deed"	the Deed of Appointment of Sales Agent as to be novated and amended by a novation and amendment deed to be entered into amongst Nation Sheen, HDAL and HREAL on the B Shares Completion
"Perfect Bright"	Perfect Bright Properties Inc., a company incorporated in the BVI and indirectly controlled by the private trust of the family of Dr. Lee
"Perfect Bright Completion Accounts"	the unaudited accounts of Perfect Bright comprising the balance sheet as at the B Shares Completion Date attributable to the B Assets, as equity accounted for in such accounts
"Project Management Agreement"	the project management agreement dated 18 September 2007 entered into amongst Nation Sheen, Carry Express and HDAL
"Project Management Fee"	the fees payable to HREAL pursuant to the Novated PMA
"Provision of Services"	the provision by the Group to Carry Express and/or Nation Sheen of (1) project management services under the Novated PMA; (2) leasing agency services under the Novated Leasing Agent Deed; (3) sales agency services under the Novated Sales Agent Deed; and (4) services as main contractor under the Main Contractor Arrangement
"Rocky Mount Joint Venture"	an unincorporated joint venture formed between Heng Shung and Markfaith
"Sales Agency Fee"	the fees payable to HREAL pursuant to the Novated Sales Agent Deed
"Shatin Additional Development Costs"	approximately HK$677.86 million, being the estimated construction costs as agreed amongst the parties to the Bright Gold Agreement required to be further incurred by Bright Gold to complete the Shatin Development
"Shatin Development"	a proposed residential development with an estimated Gross Floor Area of 358,048 sq.ft. comprising two blocks of highrise residential buildings, four blocks of lowrise residential buildings and ancillary parking spaces and other facilities constructed or to be constructed on the Shatin Property
"Sunnice"	Sunnice Investment Limited, a company incorporated in the BVI and an indirect wholly-owned subsidiary of the Company

"Shatin Discounted Development Value"	HK$2,615.25 million, representing a 25% discount to the valuation by an independent valuer of the Shatin Development on a completed basis as at 30 May 2008
"Shatin Property"	all that piece or parcel of land registered in the Land Registry of Hong Kong as Sha Tin Town Lot No.539
"Shatin Residential Units"	Shatin Units which are designated for residential or domestic purposes only
"Shatin Transaction"	the transaction contemplated under the Bright Gold Agreement
"Shatin Units"	any of the units, flat roofs, roofs, parking spaces or other spaces and rights of and in any part of the Shatin Development which are saleable
"sq.ft."	square feet
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Washington"	Washington Engineering Limited, a company incorporated in Hong Kong
"%"	per cent.
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	US dollars, the lawful currency of the United States of America

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 6 June 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END